UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 7

Under the Securities Exchange Act of 1934

Globalstar, Inc.
(Name of Issuer)

Voting Common Stock, par value $0.0001 per share
(Title of Class of Securities)

378973408
(CUSIP Number)

Bridget C. Hoffman, Esq.
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH 45202
(513) 357-9670
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FL Investment Holdings LLC (fka Globalstar Holdings, LLC)
41-2116509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05% (See Item 5.)

14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thermo Funding II LLC
46-3451635

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 669,552,909
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER
669,552,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

669,552,909

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.11% (See Item 5.)

14	TYPE OF REPORTING PERSON*
 OO

 CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Globalstar Satellite, LP
33-1077009

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
     Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 618,558

	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 618,558

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  618,558

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05% (See Item 5.)

14	TYPE OF REPORTING PERSON*
  PN

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
  James Monroe III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 671,012,217
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 671,012,217

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  671,012,217

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
See Item 5.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.21% (See Item 5.)

14	TYPE OF REPORTING PERSON*

IN

FL Investment Holdings LLC, Thermo Funding II LLC, Globalstar Satellite, L.P. and James Monroe III (including a trust controlled by him) are sometimes collectively referred to as “Thermo” or the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Unless otherwise noted, references to the Company’s Common Stock refers to the Company’s Voting Common Stock.

This filing amends the Schedule 13D Amendment #6 filed February 17, 2015 to amend Items 3 through 5 as follows:

Item 3.	Source and Amount of Funds or Other Considerations.

Since the filing of the Reporting Persons’ Schedule 13D Amendment #6 in February 2015, the Reporting Persons acquired and disposed of securities as set forth in Item 5.  The source of funding for such purchases was working capital or personal funds.

Item 4.	Purpose of Transaction.

Since the Company’s initial public offering in November 2006, Thermo has been the Company’s controlling stockholder and source of a significant portion of funding. In addition, Mr. Monroe has served as the Company’s Chairman since April 2004 and, except from July 2009 to July 2011, Chief Executive Officer since January 2005.

Thermo considered the Common Stock to be an attractive investment at the price levels at which the shares of Common Stock were acquired. Thermo may acquire additional shares of Common Stock in the future.

Thermo began investing in Globalstar in 2004, and has since recapitalized the Company over time throughout the satellite turnaround and FCC licensing process and thus retains both high basis and low basis shares. The Company and Thermo believe there may be some confusion among investors about the reasons for Thermo’s sale of its high basis Globalstar shares in December 2017 as reported in Item 5 below. The Company disclosed in its prospectus supplement during its October 2017 $115 million financing that Thermo had informed the Company that it may sell these shares by the end of 2017 for tax planning purposes. This was required due to the taxable gain associated with Thermo’s ownership in Level 3 Communications (“LVLT”) and LVLT’s subsequent merger with CenturyLink, Inc., which closed in November 2017. Thermo’s LVLT stake was developed through a series of investments in telecom assets that were acquired by tw telecom inc., which was then acquired by LVLT.

The tax basis of the 38,000,000 shares (approximately 4% of Thermo’s position in the Company on a fully diluted basis) is approximately $11.00 per share. Therefore, upon sale, this generated a loss of approximately $9.75 per share. To date, Thermo has invested over $700 million into Globalstar, including $75 million in two transactions during 2017.
Except as set forth in this Item 4, Thermo does not have any plans or proposals which related to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

In the ordinary course of strategic planning for the Company, the Board of Directors and the management team have discussed, and in the future may discuss, some or all of the items listed in (a) through (j) above. Mr. Monroe participates in those discussions as Chairman of the Board and Chief Executive Officer.

Item 5.	Interest in Securities of Issuer.

The calculations of percentages in this Schedule 13D, Amendment 7 are based on the number of shares of Common Stock (1,260,707,024 shares) outstanding on December 12, 2017, plus the shares that may be issued to Mr. Monroe within 60 days upon the exercise of stock options.

FL Investment Holdings LLC (FKA Globalstar Holdings, LLC)

(a)	See page 2, nos. 11 and 13.
b)	See page 2, nos. 7-10.
(c)	On December 12, 2017, FL Investment Holdings LLC sold 38 million shares for tax purposes at $1.16 per share, as described in Item 4.
(d)	None.
(e)	Not Applicable.

Thermo Funding II LLC

(a)	See page 3, nos. 11 and 13.
(b)	See page 3, nos. 7-10.
(c)	Acquisitions by Thermo Funding II LLC during 2017 were as follows:
May 17, 2017	24,571,428 shares of Common Stock upon exercise of outstanding warrants at $0.01 per share.

June 30, 2017	17,837,838 shares of Common Stock purchased from the Company at $1.85 per share.

October 9, 2017	134,008,656 shares of Nonvoting Common Stock converted to Voting Common Stock
October 11, 2017	27,607,656 shares of Common Stock purchased from the Company at $1.5675 per share.

(d)	None.
(e)	Not Applicable.

Globalstar Satellite, L.P.

(a)	See page 4, nos. 11 and 13.
(b)	See page 4, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

James Monroe III

(a)	See page 5, nos. 11 and 13.
(b)	See page 5, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 19, 2017

FL INVESTMENT HOLDINGS LLC

By:	/s/*
James Monroe III, Manager
Dated: December 19, 2017

THERMO FUNDING II LLC

By:	/s/*
James Monroe III, Trustee of Sole Member
Dated: December 19, 2017

GLOBALSTAR SATELLITE, L.P.

By:	/s/*
James Monroe III, President of General Partner
Dated: December 19, 2017

/s/*
James Monroe III
Dated: December 19, 2017

* By Bridget C. Hoffman, Attorney-in-Fact

/s/ Bridget C. Hoffman
Bridget C. Hoffman
Dated: December 19, 2017